Exhibit 99.3
18 February 2011
James Hardie Industries SE
Results for the 3rd Quarter and Nine Months Ended 31 December 2010

	Three Months and Nine Months Ended 31 December
					%	9 Months		9 Months		%
US GAAP - US$ Millions	Q3 FY11		Q3 FY10		Change	FY11		FY10		Change

Net Sales
USA and Europe Fibre Cement		$182.6		$179.1	2		$616.3		$631.3	(2)
Asia Pacific Fibre Cement		90.0		81.9	10		262.3		218.4	20

Total Net Sales		$272.6		$261.0	4		$878.6		$849.7	3
Cost of goods sold		(187.8)		(164.3)	(14)		(583.6)		(525.0)	(11)

Gross profit		84.8		96.7	(12)		295.0		324.7	(9)
Selling, general and administrative expenses		(49.4)		(46.9)	(5)		(130.4)		(137.3)	5
Research & development expenses		(5.9)		(7.2)	18		(19.6)		(20.2)	3
Asbestos adjustments		(46.4)		(17.5)	—		(91.1)		(200.0)	54

EBIT		(16.9)		25.1	—		53.9		(32.8)	—
Net interest expense		(1.3)		(0.8)	(63)		(3.3)		(1.9)	(74)
Other income (expense)		2.7		2.2	23		(4.6)		6.0	—

Operating (loss) profit before income taxes		(15.5)		26.5	—		46.0		(28.7)	—
Income tax expense		(10.9)		(11.6)	6		(391.2)		(53.9)	—

Net operating (loss) profit		$(26.4)		$14.9	—		$(345.2)		$(82.6)	—

(Loss) income per share — diluted (US cents)		(6.0)		3.4	—		(79.3)		(19.1)	—

Volume (mmsf)
USA and Europe Fibre Cement		277.9		275.7	1		939.2		989.7	(5)
Asia Pacific Fibre Cement		99.6		100.8	(1)		305.7		292.1	5

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	657	US$	650	1	US$	656	US$	638	3
Asia Pacific Fibre Cement	A $	911	A $	897	2	A $	928	A $	897	3
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 14. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “Adjusted EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 3 rd quarter and nine months of the current fiscal year versus the 3rd quarter and nine months of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	1

Total Net Sales
Total net sales for the quarter increased 4% compared to the previous corresponding period from US$261.0 million to US$272.6 million. For the nine months, total net sales increased 3% from US$849.7 million to US$878.6 million. For the quarter and nine months, revenue was favourably impacted by an increase in the average net sales price and an appreciation of the Asia Pacific currencies against the US dollar.
USA and Europe Fibre Cement
Quarter
Net sales increased 2% from US$179.1 million to US$182.6 million compared to the prior corresponding period. The increase was driven by higher sales volume and an increase in the average net sales price, which increased 1% from US$650 per thousand square feet to US$657 per thousand square feet as a result of a price increase announced earlier in the year, partially offset by an unfavourable shift in product mix.
Nine Months
Net sales decreased 2% from US$631.3 million to US$616.3 million due to lower sales volume, partially offset by a higher average net sales price.
Sales volume decreased 5% from 989.7 million square feet to 939.2 million square feet, primarily due to weaker demand for the company’s products in the US caused by the prolonged weakness in both the new construction and repair and remodel markets.
The average net sales price increased 3% from US$638 per thousand square feet to US$656 per thousand square feet as a result of a price increase and a favourable shift in product mix.
Discussion
USA and Europe Fibre Cement EBIT decreased by 34% to US$26.3 million in the quarter compared to the prior corresponding quarter. The EBIT performance in the quarter was affected by unfavourable cost absorption as a result of manufacturing costs being spread over lower production volume in the second and third quarters of the current financial year and higher input costs (primarily pulp and freight), partially offset by an increase in the average net sales price and lower SG&A expenses.
At US$972 per ton, the average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 20% higher than the corresponding quarter last year. For the nine months, the NBSK pulp price was 36% higher at US$982 per ton, compared to the previous corresponding period.
Overall, activity in the US housing construction market remains weak and close to historical low levels. According to the US Census Bureau, single family housing starts, which is a key category driver for the company, were 104,700 in the December 2010 quarter, 9% below the December 2009 quarter. Similarly for the nine months to 31 December 2010, single family housing starts were at 356,500, 3% below the prior corresponding period.
The combination of high levels of unemployment, low consumer confidence, limited access to credit for prospective home buyers, and supply from foreclosed properties continues to inhibit recovery in the sector.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	2

Asia Pacific Fibre Cement
Quarter
Net sales increased 10% from US$81.9 million to US$90.0 million, resulting from the higher value of the Asia Pacific business’ currencies against the US dollar. In Australian dollars, net sales remained flat as the increase in average net sales price was offset by a reduction in sales volume.
Nine Months
Net sales for the nine months increased 20% from US$218.4 million to US$262.3 million. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 12% of this increase. The underlying Australian dollar business results accounted for the remaining 8% increase, as sales volume and average net sales price increased.
Discussion
The impact of higher interest rates has resulted in a moderate slowdown in housing activity across Australia during the quarter. In addition, the Australian business was adversely affected by abnormally high rainfall along the eastern seaboard in December, and in particular in Queensland, our main growth market.
Growth in primary demand for fibre cement and category share have combined to partially offset the moderation in market conditions.
The sales mix in the Australian business continued to shift towards differentiated products. Scyon™ brand products represented 25% of sales revenue in the quarter, up from 19% in the previous corresponding period.
The New Zealand business’ sales volume was lower for the quarter but remained relatively flat in the nine month period. Gross margin performance continues to benefit from cost reductions across the business and increased sales of differentiated products.
The Philippines business results improved in the quarter when compared to the prior and previously corresponding quarter, reflecting improved manufacturing performance (the prior quarter performance was impacted by a mechanical failure) and improving market conditions.
Gross Profit
Quarter
Gross profit for the quarter decreased 12% from US$96.7 million to US$84.8 million. The gross profit margin decreased 5.9 percentage points from 37.0% to 31.1%.
Compared to the prior corresponding period, USA and Europe Fibre Cement gross profit decreased 23%, of which 15% was due to unfavourable cost absorption as a result of manufacturing costs being spread over lower production volume, 6% due to an increase in input costs (primarily pulp), 4% due to an adverse shift in product mix and 2% due to higher freight costs, partially offset by a 3% benefit from an increase in average net sales price and a 1% benefit from an increase in sales volume.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 9.8 percentage points.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	3

Asia Pacific Fibre Cement gross profit increased 17% compared to the prior corresponding period, of which 14% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 3%, of which 7% was due to an increase in average net sales price and favourable shift in product mix, partially offset by a 3% detriment due to higher raw material input costs (primarily pulp) and 1% due to lower sales volume.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.2 percentage points.
Nine Months
Gross profit for the nine months decreased 9% from US$324.7 million to US$295.0 million. The gross profit margin decreased 4.6 percentage points from 38.2% to 33.6%.
USA and Europe Fibre Cement gross profit decreased 19% compared to the same period last year, of which 12% was due to unfavourable cost absorption as a result of manufacturing costs being spread over lower production volume in the second and third quarters of the current financial year, 6% due to higher input costs (primarily pulp), 5% due to lower sales volume and 2% due to increased freight costs, partially offset by a 6% benefit from an increase in average net sales price.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 7.1 percentage points.
Asia Pacific Fibre Cement gross profit increased 30% compared to the same period last year, of which 13% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar.
In Australian dollars, gross profit increased 17%, of which 12% was due to an increase in average net sales price, 5% due to higher sales volume, 4% due to a favourable shift in product mix and 4% due to lower manufacturing costs being spread over higher production volume, partially offset by a 4% detriment due to increased pulp costs and 2% detriment due to a mechanical failure in the Philippines that occurred during the second quarter.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.5 percentage points.
Selling, General and Administrative (SG&A) Expenses
Quarter
SG&A expenses increased 5%, from US$46.9 million to US$49.4 million. Higher SG&A expenses in the Asia Pacific Fibre Cement segment and in general corporate costs were partially offset by a reduction in SG&A expenses in the USA and Europe Fibre Cement segment. As a percentage of sales, SG&A expenses increased 0.1 percentage points to 18.1%.
SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.7 million.
Nine Months
SG&A expenses decreased 5%, from US$137.3 million to US$130.4 million. The decrease was primarily due to recoveries from third parties of US$10.3 million related to the costs of bringing and defending appeals for certain of the ten former officers and directors involved in the ASIC proceedings. As a percentage of sales, SG&A expenses declined 1.4 percentage points to 14.8%. Further information on general corporate costs is included below.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	4

SG&A expenses for the nine months included non-claims handling related operating expenses of the AICF of US$1.7 million.
ASIC Proceedings
On 23 April 2009, his Honour Justice Gzell issued judgment against the company and ten former officers and directors of the company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and the Australian Securities and Investments Commission (ASIC) responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the company was heard in May 2010.
On 30 September 2010, the company entered into agreements with third parties and subsequently received payment for US$10.3 million related to the costs of the ASIC proceedings for certain former officers. This resulted in a net benefit of US$9.5 million for the nine months, compared to an expense of US$1.6 million for the corresponding period of the prior year, respectively. These recoveries are included as a component of selling, general and administrative expenses for the nine months ended 31 December 2010.
On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against Justice Gzell’s judgment and ASIC’s cross appeals against the appellants. ASIC has subsequently filed applications for special leave in the High Court appealing from the Court of Appeals judgment in favour of the former directors’ appeals. Certain former officers have also filed special leave applications in the High Court.
In terms of the Court of Appeal judgments, ASIC was ordered to pay the costs of the former directors whose appeals were successful and the company was ordered to pay 90% of costs incurred by ASIC in connection with the company appeal.
The amount of the costs the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors, which include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the company, the associated legal work undertaken specifically in respect of those issues (as distinct from the legal costs of a previous claim and related order against the Company that was withdrawn by ASIC in September 2008 just prior to the commencement of the first instance trial, the legal costs incurred by ASIC in connection with similar or overlapping claims against other parties in the first instance or appeal proceedings and the successful interlocutory appeal by the company against ASIC during the course of the first instance hearing), the number of legal practitioners involved in such legal work and their applicable fee rates.
In light of the uncertainty surrounding the amount of such costs, the company has not recorded any provision for these costs at 31 December 2010.
Losses and expenses arising from the ASIC proceedings (including appeal and special leave application costs by other parties) could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.
For the quarter and nine months, the company incurred legal costs related to the ASIC proceedings of nil and US$0.8 million, respectively. The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 December 2010 have totalled US$13.6 million.
Readers are referred to Note 9 of the company’s 31 December 2010 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	5

Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 23% lower for the quarter at US$3.3 million, compared to the corresponding quarter of the prior year, and 3% lower for the nine months at US$11.4 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 10% lower for the quarter at US$2.6 million and 4% lower for the nine months at US$8.2 million, compared to the prior corresponding periods.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA).
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s condensed consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s condensed consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. For the quarter ended 31 December 2010, the Australian dollar appreciated against the US dollar by 5%, compared to a 2% appreciation during the corresponding period of last year. For the nine months ended 31 December 2010, the Australian dollar appreciated against the US dollar by 11%, compared to a 31% appreciation in the same period of last year.
Asbestos adjustments resulting from the effect of foreign exchange movements were unfavourable adjustments of US$46.4 million and US$91.1 million for the quarter and nine months, respectively, compared to unfavourable adjustments of US$17.5 million and US$200.0 million in the corresponding quarter and nine months of the prior year, respectively.
Claims Data
For the quarter, the number of new claims of 142 is higher than new claims of 115 reported for the corresponding quarter of the prior year. For the nine months, the number of new claims of 398 is lower than new claims of 401 reported for the corresponding period last year, and below actuarial expectations for the nine months ended 31 December 2010.
For the quarter, the number of claims settled of 139 is higher than claims settled of 130 in the corresponding quarter of the prior year. For the nine months, the number of settled claims of 334 is lower than claims settled of 430 for the same period last year.
The average claim settlement for the nine months ended 31 December 2010 of A$196,000 is A$9,000 higher than the same period last year and below the actuarial expectations for the nine months.
Asbestos claims paid of A$23.2 million and A$71.9 million for the quarter and nine months ended 31 December 2010, respectively, are lower than the actuarial expectation of A$29.3 million and A$87.8 million for the quarter and nine months ended 31 December 2010, respectively. The lower-than-expected expenditure was due to lower settlement activity and lower-than-expected claim settlement amounts.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	6

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 31 December 2010 Condensed Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT moved from US$25.1 million in the corresponding quarter of the prior year to a loss of US$16.9 million for the current quarter. The loss for the current quarter includes net unfavourable asbestos adjustments of US$46.4 million and AICF SG&A expenses of US$0.7 million. For the corresponding period in the prior year, the loss included net unfavourable asbestos adjustments of US$17.5 million, AICF SG&A expenses of US$0.6 million and ASIC expenses of US$0.6 million, as shown in the table below.
EBIT moved from a loss of US$32.8 million in the corresponding nine month period of the prior year to income of US$53.2 million for the current period. EBIT for the current nine month period includes net unfavourable asbestos adjustments of US$91.1 million, AICF SG&A expenses of US$1.7 million and a net benefit related to the ASIC proceedings of US$9.5 million. For the corresponding period in the prior year, the loss included net unfavourable asbestos adjustments of US$200.0 million, AICF SG&A expense of US$1.6 million and ASIC expenses of US$1.6 million, as shown in the table below.

	Three Months and Nine Months Ended 31 December
				9 Months	9 Months
EBIT - US$ Millions	Q3 FY11	Q3 FY10	% Change	FY11	FY10	% Change

USA and Europe Fibre Cement	$26.3	$39.6	(34)	$121.8	$173.7	(30)
Asia Pacific Fibre Cement	20.0	17.3	16	60.0	44.4	35
Research & Development	(4.0)	(6.1)	34	(14.0)	(14.9)	6
General Corporate:
General corporate costs	(12.1)	(7.6)	(59)	(21.1)	(34.4)	39
Asbestos adjustments	(46.4)	(17.5)	—	(91.1)	(200.0)	54
AICF SG&A expenses	(0.7)	(0.6)	(17)	(1.7)	(1.6)	(6)

EBIT	(16.9)	25.1	—	53.9	(32.8)	—

Excluding:

Asbestos:
Asbestos adjustments	46.4	17.5	—	91.1	200.0	(54)
AICF SG&A expenses	0.7	0.6	17	1.7	1.6	6
ASIC related expenses (recoveries)	—	0.6	—	(9.5)	1.6	—

EBIT excluding asbestos and ASIC expenses	$30.2	$43.8	(31)	$137.2	$170.4	(19)

Net sales	$272.6	$261.0	4	$878.6	$849.7	3

EBIT margin excluding asbestos and ASIC expenses	11.1%	16.8%		15.6%	20.1%
USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT fell 34% from US$39.6 million to US$26.3 million compared to the corresponding quarter in the prior year. For the nine months, USA and Europe Fibre Cement fell 30% from US$173.7 million to US$121.8 million compared to the corresponding period of the prior year.
For the quarter and nine months, the decrease was primarily due to manufacturing costs being spread over lower production volume in the second and third quarters of the current financial year and higher input costs (primarily pulp and freight), partially offset by a higher average net sales price. The decrease in EBIT for the quarter was partially offset by a reduction in SG&A expenses.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	7

The results for the nine months were unfavourably impacted by lower sales volume and higher SG&A expenses.

For the quarter, the EBIT margin was 7.7 percentage points lower at 14.4%. For the nine months, the EBIT margin was 7.7 percentage points lower at 19.8%.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 16% from US$17.3 million to US$20.0 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 13% of this increase. The EBIT margin was 1.1 percentage points higher at 22.2%.
For the nine months, Asia Pacific Fibre Cement EBIT increased 35% from US$44.4 million to US$60.0 million, of which 14% was attributed to the appreciation of Asia Pacific Business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 21% primarily due to higher sales volume, an increase in average net sales price, a favourable shift in product mix and improved plant performance, partially offset by higher input costs (primarily pulp) and SG&A expenses. The EBIT margin was 2.6 percentage points higher at 22.9%.
General Corporate Costs
General corporate costs for the quarter increased from US$7.6 million to US$12.1 million. For the nine months, general corporate costs decreased 39% from US$34.4 million to US$21.1 million. For the quarter, the increase is primarily attributed to a US$7.6 million non-recurring write-back of a legal provision recognised in the corresponding quarter of the prior year. General corporate costs for the nine months of the current financial year were lower primarily due to US$10.3 million recovered from third parties in respect of previously incurred ASIC expenses.
For the quarter, ASIC expenses moved from US$0.6 million in the third quarter of the prior year to nil in the current quarter. For the nine months, ASIC expenses moved from an expense of US$1.6 million in the prior year to a benefit of US$9.5 million in the current year.
General corporate costs excluding ASIC expenses and domicile change related costs for the quarter increased from US$5.8 million in the corresponding quarter of the prior year to US$12.1 million in the current quarter. General corporate costs excluding ASIC expenses and domicile change related costs for the nine months increased from US$24.4 million in the prior year to US$28.8 million in the current year. The increase in general corporate costs excluding ASIC expenses and domicile change related costs for the quarter and nine month period is primarily attributed to a US$7.6 million non-recurring write-back of a legal provision recognised in the previous corresponding quarter and nine month period.
Net Interest Expense
Net interest expense increased from US$0.8 million in the corresponding quarter of the prior year to US$1.3 million in the current quarter. Net interest expense for the quarter includes a realised loss of US$1.0 million on interest rate swaps and AICF interest income of US$0.7 million. Net interest expense for the corresponding quarter of the prior year included a realised loss of US$0.1 million on interest rate swaps and AICF interest income of US$0.9 million.
For the nine months, net interest expense increased from US$1.9 million in the prior year to US$3.3 million. Net interest expense for the nine months ended 31 December 2010 includes AICF interest income of US$2.4 million and a realised loss of US$2.8 million on interest rate swaps. Net interest expense for the nine months ended 31 December 2009 includes AICF interest income of US$2.6 million and a realised loss of US$1.2 million on interest rate swaps.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	8

Other Income (Expense)
For the quarter, other income increased from US$2.2 million in the corresponding quarter of the prior year to US$2.7 million in the current quarter. Other income for the corresponding quarter of the prior year included a sale of restricted short-term investments held by the AICF, resulting in a realised gain of US$2.4 million that did not recur in the current quarter. In addition, the change in the fair value of interest rate swap contracts resulted in an unrealised gain of US$2.7 million and an unrealised loss of US$0.2 million for the three months ended 31 December 2010 and 2009, respectively.
For the nine months, other expense moved from income of US$6.0 million in the prior year to an expense of US$4.6 million in the current year. This movement is due to an unrealised loss resulting from a change in the fair value of interest rate swap contracts of US$4.6 million in the current nine month period, compared to an unrealised gain of US$1.3 million for the corresponding period of the prior year. In addition, a realised gain of US$4.7 million was recognised in the same period of last year, which resulted from the sale of restricted short-term investments held by the AICF that did not recur in the current period.
Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$11.6 million to US$10.9 million and from US$53.9 million to US$391.2 million for the nine months, as further explained below. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 32.0% for the quarter, compared to 29.3% for the corresponding quarter of the prior year, and 32.8% for the nine months, compared to 35.0% for the corresponding prior period. The change in effective tax rate excluding asbestos and tax adjustments compared with last year is attributable to changes in the geographic mix of earnings and expenses and reductions in non-tax deductible expenses.
Tax Adjustments
The company recorded unfavourable tax adjustments of US$1.0 million and US$345.9 million for the quarter and nine months, respectively, compared to favourable tax adjustments of US$0.5 million and US$4.0 million for the quarter and nine months of the prior year. The tax adjustments in the quarter and nine months reflect income tax expense for the disputed amended assessment with the ATO (refer below) and adjustments in the value of provisions for uncertain tax positions.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, the Company treated the payment of 50% of the amended assessment, general interest charges (GIC) and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on its consolidated balance sheet from July 2006 to 31 August 2010.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	9

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, the Company removed the deposit with the ATO from its consolidated balance sheet and recognised a non-cash expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations for the nine months ended 31 December 2010. In addition, the Company recognised an uncertain tax position of US$187.3 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment before the Full Court of the Federal Court of Australia.
With effect from September 2010, the company includes interest incurred on the unpaid balance of the amended assessment as a component of income tax expense and will continue to do so until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.
Net Operating Loss
Net operating loss for the quarter was US$26.4 million, compared to an income of US$14.9 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 30% from US$29.8 million to US$21.0 million as shown in the table below.
For the nine months, net operating loss was US$345.2 million, compared to US$82.6 million for the corresponding period of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 25% from US$109.3 million to US$82.2 million as shown in the table below.

	Three Months and Nine Months Ended 31 December
				9 Months	9 Months
Net Operating Profit - US$ millions	Q3 FY11	Q3 FY10	% Change	FY11	FY10	% Change

Net operating (loss) profit	$(26.4)	$14.9	—	$(345.2)	$(82.6)	—

Excluding:
Asbestos:
Asbestos adjustments	46.4	17.5	—	91.1	200.0	(54)
AICF SG&A expenses	0.7	0.6	17	1.7	1.6	6
AICF interest income	(0.7)	(0.9)	22	(2.4)	(2.6)	8
Gain on AICF investments	—	(2.4)	—	—	(4.7)	—

Tax expense related to asbestos adjustments	—	—	—	0.6	—	—

ASIC related expenses (recoveries)	—	0.6	—	(9.5)	1.6	—
Tax adjustments	1.0	(0.5)	—	345.9	(4.0)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$21.0	$29.8	(30)	$82.2	$109.3	(25)

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	10

Cash Flow
Net operating cash flow declined US$92.8 million from US$198.6 million in the corresponding period of the prior year to US$105.8 million for the nine months. Net operating cash flow was unfavourably affected by a US$63.7 million contribution to the AICF on 1 July 2010. The company did not make a contribution to the AICF in financial year 2010.
Excluding the AICF contribution, net operating cash flow was US$169.5 million for the nine months, down by 15% on US$198.6 million in the corresponding period of the prior year. The decrease was primarily due to a decline in earnings relative to the comparable nine month period and an increase in trade payables, partially offset by collections of trade receivables.
Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when the company does not incur any unusual or discrete large cash outflows, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.
For the nine months ended 31 December 2010, capital expenditures increased to US$37.3 million from US$35.2 million in the prior comparable period as strategic capital expenditures increased slightly.
Liquidity and Capital Resources
At 31 December 2010, the company had net debt of US$57.8 million. Net debt at 31 December 2010 decreased by US$77.0 million, compared to net debt of US$134.8 million at 31 March 2010.
Excluding restricted cash, the company had cash and cash equivalents of US$24.2 million as of 31 December 2010. At that date, it also had credit facilities totalling US$265.0 million, of which US$82.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 December 2010
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	$45.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.15%	90.0	82.0

Total		$265.0	$82.0

On 16 June 2010, US$161.7 million of the company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The company did not refinance these facilities; accordingly, amounts outstanding under these facilties were repaid by using longer-term facilities.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	11

During the nine months, the company drew down US$417.0 million and repaid US$489.0 million of its term facilities. The weighted average remaining term of the total credit facilities of US$265.0 million at 31 December 2010 was 1.7 years.
Since 31 December 2010, the company has entered into new borrowing agreements. As of 18 February 2011, the Company has total credit facilities of US$320.0 million, a US$55.0 million increase from the US$265.0 million in total credit facilities as of 31 December 2010. The weighted average remaining term of the total credit facilities, US$320.0 million at 18 February 2011, was 2.1 years, an increase of 0.4 years from 31 December 2010. As of 18 February 2011, the Company has no credit facilities maturing within 18 months.
If the company is unable to extend its remaining credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.
The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, anticipated future net operating cash flow and cash available under unutilised committed or proposed new credit facilities.
Asbestos Compensation
On 9 December 2010, the AICF, Amaca, Amaba and ABN 60 entered into a secured standby loan facility and related agreements (the Facility) with The State of New South Wales, Australia whereby the AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$325.3 million, based on the exchange rate at 31 December 2010). In accordance with the terms of the Facility, drawings under the Facility may only be used by the AICF to fund the payment of asbestos claims and certain operating and legal costs of the AICF, Amaca, Amaba and ABN 60.
The term of the Facility expires on 1 November 2030, at which time all amounts outstanding under the Facility become due and payable. As of 18 February 2011, the conditions precedent to drawdown on the facility have not been satisfied; accordingly, there have been no drawings or amounts outstanding under the Facility to date.
Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the Company’s net operating cash flow, as defined in the AFFA, on which annual contributions made by the Company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.
Readers are referred to Note 7 of the company’s 31 December 2010 Condensed Consolidated Financial Statements for further information on the Facility.
The company made a further contribution of approximately A$72.8 million (US$63.7 million) to the AICF on 1 July 2010. This amount represented 35% of the company’s free cash flow for fiscal year 2010, as defined by the AFFA. Since the AICF was established in February 2007, the company has contributed A$375 million to the fund.
END

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	12

Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with an audio webcast of the Management Presentation on 15 November, are available from the Investor Relations area of the company’s website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2010 with the SEC on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	13

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	14

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(16.9)	$25.1	$53.9	$(32.8)

Asbestos:
Asbestos adjustments	46.4	17.5	91.1	200.0
AICF SG&A expenses	0.7	0.6	1.7	1.6

ASIC related expenses (recoveries)	—	0.6	(9.5)	1.6

EBIT excluding asbestos and ASIC expenses	30.2	43.8	137.2	170.4

Net sales	$272.6	$261.0	$878.6	$849.7

EBIT margin excluding asbestos and ASIC expenses	11.1%	16.8%	15.6%	20.1%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating (loss) profit	$(26.4)	$14.9	$(345.2)	$(82.6)

Asbestos:
Asbestos adjustments	46.4	17.5	91.1	200.0
AICF SG&A expenses	0.7	0.6	1.7	1.6
AICF interest income	(0.7)	(0.9)	(2.4)	(2.6)
Gain on AICF investments	—	(2.4)	—	(4.7)
Tax expense related to asbestos adjustments	—	—	0.6	—
ASIC related expenses (recoveries)	—	0.6	(9.5)	1.6
Tax adjustments	1.0	(0.5)	345.9	(4.0)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$21.0	$29.8	$82.2	$109.3

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	15

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$21.0	$29.8	$82.2	$109.3
Weighted average common shares outstanding - Diluted (millions)	438.0	438.8	437.7	432.7

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	4.8	6.8	18.8	25.3

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Operating (loss) profit before income taxes	$(15.5)	$26.5	$46.0	$(28.7)

Asbestos:
Asbestos adjustments	46.4	17.5	91.1	200.0
AICF SG&A expenses	0.7	0.6	1.7	1.6
AICF interest income	(0.7)	(0.9)	(2.4)	(2.6)
Gain on AICF investments	—	(2.4)	—	(4.7)

Operating profit before income taxes excluding asbestos	$30.9	$41.3	$136.4	$165.6

Income tax expense	(10.9)	(11.6)	(391.2)	(53.9)

Asbestos:

Tax expense related to asbestos adjustments	—	—	0.6	—
Tax adjustments	1.0	(0.5)	345.9	(4.0)

Income tax expense excluding tax adjustments	(9.9)	(12.1)	(44.7)	(57.9)

Effective tax rate excluding asbestos and tax adjustments	32.0%	29.3%	32.8%	35.0%

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	16

Adjusted EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate adjusted EBITDA in the same manner as James Hardie has and, accordingly, adjusted EBITDA may not be comparable with other companies. The company has included information concerning adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(16.9)	$25.1	$53.9	$(32.8)
Depreciation and amortisation	15.9	15.8	46.9	45.6

Adjusted EBITDA	$(1.0)	$40.9	$100.8	$12.8

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

General corporate costs	$12.1	$7.6	$21.1	$34.4

Excluding:
ASIC related (expenses) recoveries	—	(0.6)	9.5	(1.6)
Domicile change related costs	—	(1.2)	(1.8)	(8.4)

General corporate costs excluding ASIC expenses and domicile change related costs	$12.1	$5.8	$28.8	$24.4

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 7 of the 31 December 2010 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 31 December 2010 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	17

James Hardie Industries SE
Consolidated Balance Sheet
31 December 2010
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$261.8	$(237.6)	$24.2
Restricted cash and cash equivalents	0.7	—	0.7
Restricted cash and cash equivalents — Asbestos	—	80.8	80.8
Restricted short-term investments — Asbestos	—	5.7	5.7
Accounts and other receivables, net of allowance for doubtful accounts of $2.4 million	100.8	0.1	100.9
Inventories	155.1	—	155.1
Prepaid expenses and other current assets	38.2	0.2	38.4
Insurance receivable — Asbestos	—	18.6	18.6
Workers’ compensation — Asbestos	—	0.1	0.1
Deferred income taxes	20.0	—	20.0
Deferred income taxes — Asbestos	—	14.2	14.2

Total current assets	576.6	(117.9)	458.7
Restricted cash and cash equivalents	4.6	—	4.6
Property, plant and equipment, net	707.1	2.4	709.5
Insurance receivable — Asbestos	—	184.0	184.0
Workers’ compensation — Asbestos	—	109.7	109.7
Deferred income taxes	18.0	—	18.0
Deferred income taxes — Asbestos	—	452.6	452.6
Other assets	34.7	—	34.7

Total assets	$1,341.0	$630.8	$1,971.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$98.5	$1.2	$99.7
Accrued payroll and employee benefits	33.0	0.2	33.2
Accrued product warranties	5.9	—	5.9
Income taxes payable	(16.9)	18.3	1.4
Asbestos liability	—	118.4	118.4
Workers’ compensation — Asbestos	—	0.1	0.1
Other liabilities	16.8	—	16.8

Total current liabilities	137.3	138.2	275.5
Long-term debt	82.0	—	82.0
Deferred income taxes	101.4	—	101.4
Accrued product warranties	19.8	—	19.8
Asbestos liability	—	1,604.0	1,604.0
Workers’ compensation — Asbestos	—	109.7	109.7
Australian Taxation Office — amended assessment	187.3	—	187.3
Other liabilities	39.4	2.8	42.2

Total liabilities	567.2	1,854.7	2,421.9

Shareholders’ equity (deficit)
Common stock	221.3	—	221.3
Additional paid-in capital	48.3	—	48.3
Retained earnings (accumulated deficit)	443.5	(1,226.4)	(782.9)
Accumulated other comprehensive income	60.7	2.5	63.2

Total shareholders’ equity (deficit)	773.8	(1,223.9)	(450.1)

Total liabilities and shareholders’ equity (deficit)	$1,341.0	$630.8	$1,971.8

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	18

James Hardie Industries SE
Consolidated Statement of Operations
For the nine months ended 31 December 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	$878.6	$—	$878.6
Cost of goods sold	(583.6)	—	(583.6)

Gross profit	295.0	—	295.0
Selling, general and administrative expenses	(128.7)	(1.7)	(130.4)
Research and development expenses	(19.6)	—	(19.6)
Asbestos adjustments	—	(91.1)	(91.1)

EBIT	146.7	(92.8)	53.9
Net Interest (expense) income	(5.7)	2.4	(3.3)
Other expense	(4.6)	—	(4.6)

Operating profit (loss) before income taxes	136.4	(90.4)	46.0
Income tax expense[1]	(390.6)	(0.6)	(391.2)

Net Operating Loss	$(254.2)	$(91.0)	$(345.2)

[1]	Includes a charge of US$345.2 million following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the nine months ended 31 December 2010.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	19

James Hardie Industries SE
Consolidated Statement of Cash Flows
For the nine months ended 31 December 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities
Net loss	(254.2)	(91.0)	$(345.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortisation	46.9	—	46.9
Deferred income taxes	(23.5)	0.6	(22.9)
Stock-based compensation	7.2	—	7.2
Asbestos adjustments	—	91.1	91.1
Tax benefit from stock options exercised	(0.8)	—	(0.8)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	38.9	38.9
Restricted short-term investments	—	9.5	9.5
Payment to the AICF	—	(63.7)	(63.7)
Accounts and notes receivable	60.0	0.1	60.1
Inventories	(1.9)	—	(1.9)
Prepaid expenses and other assets	(2.8)	0.2	(2.6)
Insurance receivable — Asbestos	—	19.5	19.5
Accounts payable and accrued liabilities	(20.6)	(0.5)	(21.1)
Asbestos liability	—	(68.3)	(68.3)
Deposit with Australian Taxation Office	249.5	—	249.5
Australian Taxation Office — amended assessment	187.3	—	187.3
Other accrued liabilities	(77.6)	(0.1)	(77.7)

Net cash provided by (used in) operating activities	$169.5	$(63.7)	$105.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(37.3)	—	(37.3)
Proceeds from sale of property, plant and equipment	0.6	—	0.6

Net cash used in investing activities	$(36.7)	$—	$(36.7)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	417.0	—	417.0
Repayments of long-term borrowings	(489.0)	—	(489.0)
Proceeds from issuance of shares	1.0	—	1.0
Tax benefit from stock options exercised	0.8	—	0.8

Net cash used in financing activities	$(70.2)	$—	$(70.2)

Effect of exchange rate changes on cash	6.0	—	6.0

Net increase (decrease) in cash and cash equivalents	68.7	(63.7)	5.0
Cash and cash equivalents at beginning of period	19.2	—	19.2

Cash and cash equivalents at end of period	$87.9	$(63.7)	$24.2

Components of Cash and Cash Equivalents
Cash at bank and on hand	87.8	(63.7)	24.1
Short-term deposits	0.1	—	0.1

Cash and cash equivalents at end of period	$87.9	$(63.7)	$24.2

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	20

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY11	21